Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts”, which appears in the Annual Information Form in Exhibit 99.1, and to the use in this Annual Report on Form 40-F of our reports dated February 13, 2025, with respect to the consolidated statements of financial position of Agnico Eagle Mines Limited (the “Company”) as of December 31, 2024 and 2023, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2024.

We also consent to the incorporation by reference of the above-mentioned reports in the following Registration Statements of the Company:

1.Form F-3 nos. 333-271854 and 333-280180

2.Form F-10 no. 333-280114

3.Form S-8 nos. 333-130339 and 333-152004

Toronto, Canada

February 26, 2025

/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Chartered Professional Accountants
Licensed Public Accountants